Mail Stop 3561

March 13, 2008

Eng Kok Yap, President
Lans Holdings, Inc.
Penthouse Menara Antara,
No. 11 Jalan Bukit Ceylon
Kuala Lumpur, Malaysia

> **Re: Lans Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 27, 2008**
> **File No. 333-148395**

Dear Mr. Yap:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

1. We note your response to comment 2 in our letter dated February 21, 2008. Please add a risk factor to your prospectus that reflects the risk of liability that might ensue because the company had not yet been formed at the time it offered and issued shares to investors and investors were not made aware of this information at the time the offer and issuance of shares was made. In this regard, consider discussing in the risk factor whether, if applicable, the investors have a right of rescission of their subscription agreement for the purchase of the shares.

2. Please also revise your signature page to ensure that it refers to the form under which you are currently filing or Form S-1.

***

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David S. Jennings, Esq.